UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WSI Industries, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	000-00619	41-0691607
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

213 Chelsea Road Monticello, Minnesota	55362
(Address of principal executive offices)	(Zip Code)

Benjamin J. Rashleger (763) 295-9202
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of WSI Industries, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015.

Conflict Minerals Disclosure

The Company has filed, as Exhibit 1.02 to this Form SD, the Conflict Minerals Report required by Item 1.01. A copy of the Conflict Minerals Report of WSI Industries, Inc. is publicly available at http://www.wsiindustries.com/company/investor-relations.

Any reference in this Form SD or the attached Conflict Minerals Report to the Company’s corporate website, and the contents thereof, is provided for convenience only; such website and the contents thereof are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit

The Company has filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibit

Exhibit 1.01	WSI Industries, Inc. Conflict Minerals Report for 2015 as required by Items 1.01 and 1.02 of Form SD

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WSI INDUSTRIES, INC.

/s/ Benjamin J. Rashleger	May 19, 2016
By Benjamin J. Rashleger, Chief Executive Officer	Date

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